legal & compliance, llc

partners:

laura aNTHONy, esq.

JOHN CACOMANOLIS, ESQ*

CHAD FRIEND, ESQ., LLM

LAZARUS ROTHSTEIN, ESQ.

OF COUNSEL:

CRAIG D. LINDER, ESQ.**

PETER P. LINDLEY, ESQ., CPA, MBA

STUART REED, ESQ.

MARC S. WOOLF, ESQ.

www.legalandcompliance.com WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM DIRECT E-MAIL: LANTHONY@LEGALANDCOMPLIANCE.COM

* licensed in FL and NY

**licensed in FL, CA and NY

November 15, 2017

VIA ELECTRONIC EDGAR FILING

John Dana Brown

Attorney Advisor, Office of Transportation and Leisure

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Muscle Maker, Inc
Offering Statement on Form 1-A
Filed March 30, 2017
File No. 024-10689

Dear Mr. Brown:

We have electronically filed herewith on behalf of Muscle Maker, Inc (the “Company”) Amendment No. 2 to the above-referenced offering statement on Form 1-A (“Amendment No. 2”). Amendment No. 2 is marked with  tags to show changes made from the previous filing. In addition, we have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Robert E. Morgan dated November 7, 2017. We trust you shall deem Amendment No. 2 and the contents of this transmittal letter responsive to your comment letter.

General

Comment 1: Please continue to consider the financial statement updating requirements set forth in the Instructions to Form 1-A, Part F/S, section (b)(3) through (b)(5). In this regard, the amended filing should be updated to include unaudited interim financial statements for the six months ended June 30, 2017. Related financial information, such as, but not limited to, Summary Financial Data, MD&A, Dilution, and Capitalization, should also be updated.

Response: Pursuant to your request, the amended filing includes unaudited interim financial statements for the six months ended June 30, 2017 and updated related financial information.

Exhibits

Comment 2: We note that you have not filed any materials related to the company posted on the BANQ website. Please file as applicable. Refer to paragraph 13 of Item 17 of Form 1-A.

Response: Pursuant to your request, we have filed materials related to the company posted on the BANQ website as part of the testing the waters materials exhibit to Amendment No. 2.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

John Dana Brown

Securities and Exchange Commission

November 15, 2017

Exhibit 13.1

Comment 3: Please refer to the first two pages and the associated legends. Please revise the materials to include the information required by Rule 255(b)(4) of Regulation A.

Response: Pursuant to your request, we have revised the legends of the first two pages of materials (posters) of Exhibit 13.1 to include the information required by Rule 255(b)(4) of Regulation A.

If the Staff has any further comments regarding Amendment No. 2 or any subsequent amendments to the Company’s offering statement on Form 1-A, please feel free to contact the undersigned.

Legal & Compliance, LLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Beverly Singleton / U.S. Securities and Exchange Commission
Claire Erlanger / U.S. Securities and Exchange Commission
Donald E. Field / U.S. Securities and Exchange Commission
Robert E. Morgan / Muscle Maker, Inc
Craig D. Linder, Esq. / Legal & Compliance, LLC

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832